Exhibit 6
U.S. Bank Trust Company, National Association
Statement of Financial Condition
as of 9/30/2022

($000’s)
9/30/2022
Assets
Cash and Balances Due From Depository Institutions	$668,095

Securities	4,281
Federal Funds	0
Loans & Lease Financing Receivables	0
Fixed Assets	2,441
Intangible Assets	581,868
Other Assets	121,947
Total Assets	$1,378,632

Liabilities
Deposits	$0
Fed Funds	0
Treasury Demand Notes	0
Trading Liabilities	0
Other Borrowed Money	0
Acceptances	0
Subordinated Notes and Debentures	0
Other Liabilities	94,169
Total Liabilities	$94,169

Equity
Common and Preferred Stock	200
Surplus	1,171,635
Undivided Profits	112,628
Minority Interest in Subsidiaries	0
Total Equity Capital	$1,284,463

Total Liabilities and Equity Capital	$1,378,632